Exhibit (a)(5)(B)

The following are excerpts from an email communication distributed to employees of Wix.com Ltd. on March 5, 2026:

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Tender Offer Buyback

A buyback is when a company buys back some of its shares, either to return money to investors or because it believes it’s under-valued and will increase in value in the future (or both!).

As you know, we’ve bought back a very large amount of shares over the past few years by using available cash we had – in part to offset the number of shares we grant employees and make sure shareholders are not diluted, and in part because we believe our stock is undervalued and it’s a good use of our available cash.

However, now we want to buy back a much larger amount of shares in a fairly short time – this time, mostly as an investment in ourselves, since we believe amazing things lie ahead and our current stock price is a bargain. That’s why we’re planning to use a Tender Offer, during which a company offers its shareholders the option to sell their shares back to the company, usually for a premium on market price, during a specific time frame.

Here’s how it generally works (in simple terms – obviously, in practice it’s a bit more complicated):
1.	The company sets the total value of shares it's looking to purchase ($1.75B in our case).
2.
The company sends out the offer to all shareholders to sell their shares during a period of at least 20 business days, at a price per share within a range stated by the company ($80-92 in our case) by a specific deadline.

3.
Every shareholder decides whether they want to sell any portion (or all) of their shares, and if so, at what price within the range they would be willing to sell. Then they submit an offer to the company: How many shares they’re interested in selling, and the price (within the range) they’re willing to sell them for (they can also decide not to name a specific price, signaling they’ll sell no matter the final price within the range).

4.
Once the deadline arrives, the company reviews all the offers and decides on the final purchase price. It then starts purchasing shares from those who offered to sell shares at prices up to and including that price.

Wix just launched a Tender Offer to our shareholders (including you, more on that in the dedicated tab). We plan on purchasing shares worth up to a total of $1.75B, at a price within the range of $80-92 per share.

FAQ

Why are we offering to buy back shares from our investors?
Because we believe it’s a good use of our cash. Our stock is currently at a relatively low point, but we believe our future is bright and that it will climb back up as we continue to do great work and reach impressive milestones.

In addition, this will decrease the number of available Wix shares in the market, which could make each share more valuable.

Why would shareholders sell their shares for a loss?
First of all, we don’t know when they purchased their shares – they may still be turning a profit, and this is a way for them to get a little more per share.

Second of all, some people are concerned about SaaS companies’ future and may want to sell now (at a slightly higher price to the market price) as they believe this is minimizing their losses. We, of course, think that they’re wrong (which is why we’re buying their shares from them :)).

Lastly, some of our shareholders may simply be in need of urgent cash flow and are interested to sell shares regardless of their historic value – and this is an opportunity for them to do so for a slightly higher price.

Can shareholders change their minds if the stock price changes?
Yes, all sale offers can be changed or rescinded up until the deadline.

Can Wix change our price range offer if the stock price changes?
Subject to certain conditions and considerations, we may be able to update the purchase price range to reflect changes in the share price.

What if too many people want to sell their shares for our set price, and the total amount is more than we want to buy?
In that case, there are 2 options: (1) We increase our purchase total (which is a bit of a complicated process, making it the less likely route), or (2) We purchase some of the shares our shareholders are offering to sell, but not all of them, up to the total sum we set.

What if not enough people want to sell their shares for our set price, and the total amount is smaller than we want to buy?
Then we buy fewer shares than planned, and are happy that shareholders share our belief that the share price will increase in the future.

Can shareholders set certain terms for their sale?
Yes. Shareholders can put it in a Conditional Sale, which means they’re only willing to sell ALL of their Wix shares or none at all. In that case, if the total amount of shares exceeds the value we planned on purchasing, we’ll randomly choose which Conditional Sales to accept and which not to.

Can I sell my shares as part of the Tender Offer?

If you have RSUs that have already vested and settled, shares purchased and kept through the ESPP and/or shares you purchased independently – yes, you can. Please check out the dedicated tab to learn more.

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Tender Offer Buyback for Wix employees

Since one of the core principles of our compensation philosophy is that every employee is a shareholder and is part of the company's success, all Wix employees  may be eligible to participate in our Tender Offer Buyback. Please note that you can only sell shares that you own, meaning RSUs that have already vested, shares purchased and kept through the ESPP or shares you purchased independently.

If you wish to participate in the Tender Offer, please go to your account on the IBI website and follow the instructions.

To be clear: This is not a recommendation to participate in the Tender Offer. However, it’s your right to participate if you wish to do so.

FAQ

How much can I sell my shares for?
Wix is currently offering to purchase shares for $80-92 per share (minus any applicable taxes, as explained below). The final purchase price will be determined and announced following the expiration date of the offer.

Will I be taxed on the sale of my shares?
Yes, you’ll be taxed in the same manner as any other sale of your shares through IBI.

What if the final purchase price is lower than what I’m willing to sell my shares for?
If you offer to sell for a higher price than the final price, your shares won’t be purchased.

How can I place my offer?
Place your offer through the IBI website – your username is your full Wix email. You can place your offer by EOD April 1, 2026.

Can I change my mind after placing my offer?
Yes, you can change your price, the amount of shares you’re willing to sell or even cancel your offer completely up until EOD April 1, 2026.

Do I have to sell all of my Wix shares to participate?
No, it’s up to you how many shares you’d like to offer up for sale (if at all).

Can I sell only a portion of my shares?
Of course.

What is the difference between joining the tender offer and selling in the open market?
By selling through the Tender Offer, you may receive a premium on your shares – but you must sell within the relevant window. Selling in the open market is more flexible on timing, but the price is exactly what the market says.

Can I limit my offer?
Shareholders can offer a Conditional Sale, which means you’re only willing to sell ALL of your Wix shares or none at all. In that case, if the total amount of shares exceeds the value we planned on purchasing, we’ll randomly choose which Conditional Sales to accept and which not to.

Who can I talk to if I have any additional questions?
If you have any personal questions, feel free to reach out to Shlomi Cohen Falah or Avi Stern.